Your **Vote** Counts!

CINTAS CORPORATION

2026 Annual Meeting
Vote by October 26, 2026 11:59 PM ET. For shares held in a Plan, vote by October 22, 2026 11:59 PM ET.



CINTAS
READY FOR THE WORKDAY®

CINTAS CORPORATION
6800 CINTAS BOULEVARD
P.O. BOX 625737
CINCINNATI, OH 45262-5737
ATTN: LEISHA SMITH

T02564-TBD

You invested in CINTAS CORPORATION and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on October 27, 2026.**

Get informed before you vote

View the Notice of Annual Meeting, the Proxy Statement and the Company's 2026 Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to October 13, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote Virtually at the Meeting*

October 27, 2026
11:30 A.M. (Eastern Daylight Time)

Virtually at:
www.virtualshareholdermeeting.com/CTAS2026

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

Voting Items		Board Recommends
1.	Election of Directors	
	Nominees:	
1a.	Beverly K. Carmichael	For
1b.	Karen L. Carnahan	For
1c.	Robert E. Coletti	For
1d.	Scott D. Farmer	For
1e.	Martin Mucci	For
1f.	Joseph Scaminace	For
1g.	Todd M. Schneider	For
1h.	Ronald W. Tysoe	For
2.	To approve, on an advisory basis, named executive officer compensation.	For
3.	To ratify Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2027.	For
4.	To approve the reincorporation of the Company from the State of Washington to the State of Delaware.	For
5.	A shareholder proposal regarding support for governance by majority voting.	Against

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

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